TYPE                                 CORRESP

SUBMISSION-CONTACT

        NAME                         Albert E. Whitehead

        PHONE                        918-488-8068

FILER

        CIK                          0000887396

        CCC                          rb$okg9b


CONNER &WINTERS
ATTORNEYS & COUNSELORS AT LAW                            J. Ryan Sacra

Conner & Winters, LLP                             Direct  918-586-8528
3700 First Place Tower - 15 East Fifth Street        Fax  918-586-8628
Tulsa, Oklahoma  74103-4344	                       rsacra@cwlaw.com
918-586-5711


                                     October 14, 2005


Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

	Re:	Empire Petroleum Corporation
	Form 10-KSB for the Fiscal Year Ended December 31, 2004
	Form 10-QSB for the Quarter Ended June 30, 2005
	File No. 001-16653

Dear Ms. Cvrkel:

     In connection with your review of the above referenced filings, we offer the following responses to the comments and requests contained in your September 29, 2005 letter to Albert E. Whitehead of Empire Petroleum Corporation (the "Company"). To facilitate your review of our responses, we have restated each of your comments followed by our response.

Form 10-KSB for the year ended December 31, 2005

Item 6.  Management's Discussion and Analysis, page 9

Results of Operations, Page 15

Comment No. 1:

     Reference is made to the first paragraph on page 15 regarding your discussion of general and administrative expenses for the twelve months ended December 31, 2004 compared to the twelve months ended December 31, 2003. Please explain in greater detail why you began accruing for the potential liability relating to the Canadian office lease in the third quarter of fiscal 2003 when it appears the Canadian office had been closed as of December 31, 2002. Also, please explain why you accrued 18 months of expense related to the lease during the quarter ended December 31, 2003 and tell us basis for your treatment. We may have further comment upon receipt of your response.

Response No. 1:

     Due to the resignations of two key members of the Company's management who were located in Canada, the Company began the process of moving its headquarters from Canada to Tulsa, Oklahoma during 2001 and, in approximately the first quarter of 2002, the Company shut down its Canadian office. While the Company was occupying the office space, it sublet a portion of the space to a third party. This third party continued to make the rent payments to the lessor after the Company moved out of the office space. While this third party was paying rent under the lease, the Company negotiated with the third party and the lessor regarding the assumption of the lease by the third party. However, in December 2002, the third party decided not to continue subleasing the office space and moved out.

     Pursuant to a letter from the lessor's legal counsel dated January 23, 2003, the Company was informed that the lessor had terminated the lease without prejudice to the lessor's right to hold the Company liable for future damages related to lost rent. Through the first half of 2003, the Company attempted to locate a suitable replacement tenant for the Canadian office space and remained optimistic that it would be successful in doing so. However, in approximately mid-year of 2003, the Company determined that it probably would not be able to find an alternative tenant and, as such, the Company determined in the third quarter of 2003 that it should have recorded a liability for unpaid rental payments under the lease. The accrual of eighteen months of expense represented payments that should have been made by the Company under the lease during the last nine months of 2002 and the first nine months of 2003. In retrospect, since the Company had knowledge that a third party had made payments under the lease during the last nine months of 2002, the accrual should probably have been limited to the first nine months of 2003. Nevertheless, the change was accounted for as a change in estimate and, therefore, the liability for the eighteen months through September 30, 2003 was all recorded in the financial statements for the third quarter of 2003.

Form 10-QSB for the Quarter Ended June 30, 2005

Balance Sheet, page 1

Note 3.  Property and Equipment, page 5
Note 5.  Cheyenne River Prospect, page 6

Comment No. 2:

     We note that at June 30, 2005 the Company's balance sheet reflected property and equipment of $527,000 which you indicate in Note 3 is mainly comprised of your oil and gas properties and investment in the Gabbs Valley Prospect of Western Nevada. Further, according to Note 5 you indicate that your well known as the Empire Hooligan Draw Unit #1-AH was unable to sustain a certain flow rate of barrels of oil per day and that the Company has been unsuccessful in carrying out remedial action to improve the wells. In light of these circumstances and your history of losses and declining levels of sales during the past two years, please explain your basis for concluding that your property and equipment were not impaired at December 31, 2004 or any subsequent reporting period. We may have further comment upon receipt of your response.

Response No. 2:

     At June 30, 2005, the Company's balance sheet reflects Property & Equipment Assets of $527,109. Of this amount, $200,000 represents the Company's cost of acquiring its 10% leasehold interest in the Gabbs Valley Prospect in Nevada, which was acquired in 2003. As of the date of this letter, the Gabbs Valley Prospect has not been evaluated and the Company does not have any reason to believe that an impairment of this leasehold interest is necessary. A seismic survey has recently been commenced to evaluate the prospect and the Company expects to receive the results of the survey in the fourth quarter of 2005. The Company intends to evaluate whether or not an impairment of its Gabbs Valley Prospect is necessary as of the year ended December 31, 2005 based upon the results of this seismic survey.

     The remaining $327,109 represents the Company's leasehold interest in the Cheyenne River Prospect in Wyoming. In 2002, the Company recorded an impairment allowance of $6,496,614 based on the United States Bureau of Land Management's determination that the Company's Timber Draw #1-AH well was not economic. The amount of the allowance was equivalent to all of the Company's capitalized cost for drilling the Timber Draw #1-AH well. Subsequent to this impairment charge, the Company's Cheyenne River Prospect has been carried at a value of $10 per acre multiplied by the Company's working interest in the Cheyenne River Prospect. The Company believes that a further impairment allowance has not been warranted prior to the date of this letter for the following reasons:

          The Company's management believes that it could obtain at least $10 per acre for its interest in Cheyenne River Prospect upon selling the prospect in the open market. This belief has been substantiated by recent discussions the Company has had with third parties who are interested in purchasing the leases. These discussions are in the preliminary stages and the Company has not actively tried to market the leases. However, based upon these discussions and management's knowledge of the market in Wyoming, the Company believes that using $10 per acre to value its interest in the Cheyenne River Prospect is reasonable.

          The Company has drilled one test well and participated in the drilling of another test well on the Cheyenne River Prospect. The first test well was the Timber Draw #1-AH well referred to above. The second test well was drilled by a partner to earn an interest in the prospect. With both wells, the initial flows of oil and/or gas were encouraging, but the production declined after a short period of time. In addition, the Company's partner completed a seismic evaluation of the property prior to drilling the second well. Both the initial flows of the test wells and the seismic surveys indicated the potential for economic reserves. The Company and its partner have been discussing options to enhance the recovery of oil and/or gas from the second well, either through adding a pumping unit or fracturing. As of September 30, 2005, no decision has been made on a course of action. However, the Company expects that a decision will be made before the year ended December 31, 2005.

Based on the Company's analysis, as outlined above, the Company does not believe that an additional impairment allowance for its Cheyenne River Prospect was warranted at December 31, 2004 or any subsequent reporting period. However, the Company will evaluate whether or not an impairment charge is required as of the year ended December 31, 2005 based on any further discussions it has regarding the sale of the prospect and the decision it reaches with its partner regarding what course of action to take, if any, in connection with trying to enhance the recovery of oil and/or gas from the second test well.

Statement of Operations, page 2
Note 4.  Contingencies, page 6

Comment No. 3:

     Reference is made to the reversal of accrued lease obligation of $158,000 presented as a credit to operating expenses in your statements of operations. According to Note 4, you indicate that the reversal was due to management's determination that the statute of limitations with respect to your obligations under the lease for your Canadian office had expired. We also note that you indicate in Note 7 to the consolidated financials statements of your Form 10-K that the term of the lease extended to fiscal 2006 and that although it had been terminated, you were still held liable for damages relating to lost rent. In this regard, please clarify for us in greater detail the period over which you were obligated under such lease and why you believe you had been released of such obligation during the quarter ended June 30, 2005. Also, tell us specifically when the lease was terminated. We may have further comment upon receipt of your response.

Response No. 3:

     The lease had a term that ended on March 14, 2006. Pursuant to a letter from the legal counsel of lessor dated January 23, 2003, the Company was informed that lessor had terminated the lease without prejudice to the lessor's right to hold the Company liable for future damages related to lost rent.
The Company has not had any contact with lessor since the first quarter of 2003. In the quarter ended June 30, 2005, the Company determined that pursuant to the Limitations Act, Revised Statutes of Alberta 2000, c. L-12, the lessor was precluded from seeking damages related to lost rent because it failed to commence an action within two years after the claim was discovered.

     We would appreciate your earliest possible review of this letter in response to your comments. To expedite the conveyance of additional comments, please feel free to call me at (918) 586-8528 at any time.


						Yours very truly,

						/s/ J. Ryan Sacra

						J. Ryan Sacra

cc:	Empire Petroleum Corporation
	Albert E. Whitehead